Filed by International Shipping Enterprises, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934,

as amended

International Shipping Enterprises, Inc. Files Proxy / Registration Statement

NEW YORK (April 19, 2005) — International Shipping Enterprises, Inc. (“ISE”) (OTCBB: ISHPU.OB, ISHP.OB, ISHPW.OB), announced today that it has filed with the Securities and Exchange Commission a combined Registration / Proxy Statement for the approval of the previously announced stock purchase agreement among ISE and the shareholders of privately held Navios Maritime Holdings Inc. (“Navios”) pursuant to which Navios and its subsidiaries will be acquired by ISE for approximately $607.5 million in cash, subject to certain adjustments at closing.

Navios is one of the leaders in seaborne shipping, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, shipowners, and charterers and, more recently, has also acquired in-house technical ship management expertise. Navios’s core fleet, the average age of which is approximately 3.5 years, consists of a total of 28 vessels, aggregating approximately 1.8 million deadweight tons or dwt. Navios owns six modern Ultra-Handymax (50,000-55,000 dwt) vessels and operates 22 Panamax (70,000-83,000 dwt) and Ultra-Handymax vessels under long-term time charters, 15 of which are currently in operation, with the remaining seven scheduled for delivery at various times over the next two years.

Navios has purchase options, many of which are “in the money,” to acquire 13 of the 22 time chartered vessels. ISE expects to exercise options on five time chartered vessels during the fourth quarter of 2005 and one vessel during the first quarter of 2006. If ISE exercises such options, it is expected that in-charter expenses would decrease and depreciation would increase. Overall, exercising the options is anticipated to have a favorable impact on EBITDA.

The Registration / Proxy Statement includes financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). ISE’s previous announcement contained financial data presented in accordance with International Financial Reporting Standards for Navios for 2004 and 2003. Selected financial data, prepared in accordance with GAAP, is set forth below.

Selected Financial Data at December 31

(in thousands $)

	2004	2003
Income Statement Data
Revenue	$279,184	$179,734
Gains and losses from forward freight agreements	57,746	51,115

Net income	$127,132	$55,501

Balance Sheet Data (at period end)
Current assets, including cash	$187,944	$179,403
Total assets	333,292	361,533
Current liabilities, including current portion of long-term debt	103,527	136,902
Total long-term debt, including current portion	50,506	98,188
Shareholders’ equity	174,791	96,292

Other Financial Data
Net cash provided by operating activities	$137,218	$21,452
Net cash provided by (used in) investing activities	(4,967)	26,594
Net cash provided by (used in) financing activities	(111,943)	(29,416)
EBITDA(1)	135,718	69,502

(1) EBITDA represents net earnings before interest (income and expense), taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’s results as reported under GAAP.

EBITDA is included because it is a basis upon which ISE assesses Navios’s liquidity position and because ISE believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

Net Cash from Operating Activities	$137,218	$21,452
Net increase (decrease) in operating assets	(6,889)	20,406
Net (increase) decrease in operating liabilities	3,104	(18,087)
Net Interest cost	2,661	5,144
Amortization of deferred financing costs	(773)	(565)
Amortization of deferred drydock costs	(249)	(309)
Provision for losses on accounts receivable	267	(1,046)
Gain/loss on sale of property and equipment	61	(2,367)
Unrealized gain/loss on derivatives, FEC’s, interest rate swaps and fuel swaps	254	45,855
Undistributed earnings in affiliates	64	325
Minority Interest		(1,306)
EBITDA	135,718	69,502

The information contained in the preliminary Registration / Proxy Statement has not yet been reviewed or commented on by the Securities and Exchange Commission and is subject to completion or amendment.

ISE stockholders are urged to read ISE’s proxy statement/prospectus on Form S-4 regarding obtaining stockholder approval and the proposed acquisition and reincorporation, as filed with the SEC on April 19, 2005, because it contains important information about the acquisition and reincorporation. These materials are not yet final and will be amended. ISE stockholders are also urged to read any other relevant materials filed by ISE because they will contain important information about the acquisition and reincorporation. ISE stockholders will be able to obtain a free copy of such filings, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of such filings can also be obtained, without charge, by directing a request to ISE, 1225 Franklin Avenue, Suite 325, Garden City, New York, New York 11530.

International Shipping Enterprises, Inc.

ISE is a Delaware corporation formed to serve as a vehicle for the acquisition of an operating business or vessels in the dry bulk sector of the shipping industry. ISE’s initial business combination must be with a target whose fair market value is at least equal to 80% of net assets at the time of such acquisition.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about ISE, Navios and their combined business after completion of the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of ISE’s and Navios’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of ISE stockholders to approve the stock purchase agreement and the transactions contemplated thereby; the number and percentage of ISE stockholders voting against the acquisition; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Navios is engaged; demand for the services that Navios provides, general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in ISE’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the period ended December 31, 2004. The information set forth herein should be read in light of such risks. Neither ISE or Navios assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:

International Shipping Enterprises, Inc.

Investor Relations

212-279-8820

info@ishpu.com